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                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 5)

                     Sunrise International Leasing Corporation
                     -----------------------------------------
                                  (Name of Issuer)

                            Common Stock, $.01 par value
                            ----------------------------
                           (Title of Class of Securities)

                                    86769K-10-5
                                    -----------
                                   (CUSIP Number)

                                   Peter J. King

                        c/o The King Management Corporation
                         5500 Wayzata Boulevard, Suite 750
                           Minneapolis, Minnesota  55416
                                   (612) 593-0051
                                   --------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                              May 27 and May 28, 1998
                              -----------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box:  [   ]


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                                    SCHEDULE 13D
CUSIP No. 86769K-10-5
 __________________________________________________________________________
 1)         NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
 ABOVE PERSON
      Peter J. King
      ###-##-####
 __________________________________________________________________________
 2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   [X]

      (b)   [  ]
 __________________________________________________________________________
 3)         SEC USE ONLY
 __________________________________________________________________________
 4)         SOURCE OF FUNDS
      00
 __________________________________________________________________________
 5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
 __________________________________________________________________________
 6)         CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
 __________________________________________________________________________
                 7)   SOLE VOTING POWER
                            3,657,550 (1)
                 __________________________________________________________
                 8)   SHARED VOTING POWER
 NUMBER OF                        -0-
 SHARES           _________________________________________________________
 BENEFICIALLY    9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH                1,108,729  (2)
 REPORTING       __________________________________________________________
 PERSON          10)   SHARED DISPOSITIVE POWER
 WITH                              -0-

 __________________________________________________________________________
 11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,657,550 (1)
 __________________________________________________________________________
 12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   [  ]
 __________________________________________________________________________
 13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   45.4% (3)
 __________________________________________________________________________
 14)       TYPE OF REPORTING PERSON
                   IN

(1) Pursuant to a Shareholder Voting Trust Agreement dated as of May 27, 1998, Mr. King has the sole power to vote the following shares of common stock, $.01 par value (the "Common Stock"), of Sunrise International Leasing Corporation ("Sunrise"): (a) 517,158 shares held by Mr. King, individually, (b) 320,818 shares held by The King Management Corporation ("King Management"), of which Mr. King is Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder, (c) 1,286,439 shares held by the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King (the "WBK Trust"), and (d) 1,262,382 shares held by the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust"). Also includes 270,753 shares of Common Stock issuable pursuant to an outstanding option held by Mr. King that was granted by Sunrise on June 18, 1997 and is exercisable immediately in full. Does not include an option to purchase 270,753 shares of Common Stock of Sunrise that was granted by Sunrise on June 18, 1997 and is exercisable beginning on June 18, 2001.


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(2)  Includes:  (a) 517,158 shares held by Mr. King, individually, (b) an option to purchase 270,753 shares of Common Stock of Sunrise that was granted by Sunrise on June 18, 1997 and is exercisable immediately in full; and (c) an aggregate of 320,818 shares of Common Stock of Sunrise held by The King Management Corporation, of which Mr. King is Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder. Does not include an option to purchase 270,753 shares of Common Stock of Sunrise that was granted by Sunrise on June 18, 1997 and is exercisable beginning on June 18, 2001.

(3) Based upon 7,787,796 shares of Common Stock outstanding as of January 30, 1998, as reflected in Sunrise's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997.


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                                    SCHEDULE 13D

     Pursuant to Rule 13d-2(a), this Amendment No. 5 amends Mr. King's Schedule 13D dated February 13, 1995, Amendment No. 1 thereto dated May 1, 1996, Amendment No. 2 thereto dated April 30, 1997, Amendment No. 3 thereto dated September 19, 1997 and Amendment No. 4 thereto dated March 3, 1998.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Sunrise International Leasing Corporation, a Delaware corporation formerly known as Sunrise Resources, Inc., a Minnesota corporation ("Sunrise"), the principal executive offices of which are located at 5500 Wayzata Boulevard, Suite 725, Minneapolis, Minnesota 55416.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed by Peter J. King, whose business address is 5500 Wayzata Boulevard, Suite 750, Minneapolis, Minnesota 55416. Mr. King is Chairman of the Board of Directors of Sunrise. Mr. King is also Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder of The King Management Corporation ("King Management"), a corporation principally engaged in the leasing of reverse vending machines, the sale of software and operating coin operated copiers. King Management's principal business address is 5500 Wayzata Boulevard, Suite 750, Minneapolis, Minnesota 55416.

     During the last five years, Mr. King has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a proceeding involving (and is not otherwise subject to) a judgment or other order prohibiting or mandating activities subject to United States federal or state securities laws.

     Mr. King is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable. Beneficial ownership of the shares of Common Stock reported herein was acquired under the following circumstances:

     Effective as of May 27, 1998, Mr. King, King Management, the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King (the "WBK Trust"), the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust"), and the Peter J. King 1996 Grantor Retained Annuity Trust (the "1996 Grantor Trust"), entered into a Voting Trust Agreement dated as of May 27, 1998 (the "Voting Trust Agreement"), pursuant to which Mr. King was granted the sole power to vote the shares of Common Stock of Sunrise deposited into the voting trust by himself, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Trust. An aggregate of 3,386,797 shares of Common Stock are currently subject to the Voting Trust Agreement, of which (i) 517,158 shares


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are held directly by Mr. King; (ii) 320,818 shares are held by King Management;
(iii) 1,286,439 shares are held by the WBK Trust; and (iv) 1,262,382 shares are held by the RSK Trust. Mr. King, the WBK Trust, the RSK Trust and King Management constitute a group with respect to the shares of Common Stock referred to in Item 3 within the meaning of Rule 13d-5(b)(1). See discussion below regarding the participation of the 1996 Grantor Trust in the voting trust.

     Pursuant to the Voting Trust Agreement, the 1996 Grantor Trust deposited into the voting trust 276,235 shares of Common Stock on May 27, 1998. On May 28, 1998, Mr. King, the WBK Trust, the RSK Trust and the 1996 Grantor Trust transferred voting trust certificates representing an aggregate of 38,818 shares of Common Stock to King Management in consideration of legal fees paid by King Management in connection with an arbitration proceeding completed in June 1997. On May 28, 1998, the 1996 Grantor Trust transferred voting trust certificates representing 273,119 shares of Common Stock to Mr. King as a distribution of the annuity portion of such trust. As of the date of this statement, the 1996 Grantor Trust does not own any shares of Common Stock of Sunrise or voting trust certificates representing shares of Common Stock of Sunrise.

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. King, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Trust entered into the Voting Trust Agreement because they determined it to be in their mutual best interests to combine the voting power of the shares of Common Stock of Sunrise owned by them and to vest such voting power in Mr. King, as Sole Voting Trustee, and King Management as Substitute Voting Trustee.

     Mr. King, the WBK Trust, the RSK Trust and the 1996 Grantor Trust transferred voting trust certificates representing an aggregate of 38,818 shares of Common Stock to King Management in consideration of legal fees paid by King Management in connection with an arbitration proceedings in June 1997. The 1996 Grantor Trust transferred voting trust certificates representing 273,119 shares of Common Stock to Mr. King as a distribution of the annuity portion of such trust.

     Mr. King (either individually or through King Management) may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase the holdings in Sunrise will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Sunrise, and general economic conditions and stock and money market conditions. At any time, Mr. King may also determine to dispose of some or all of the Common Stock, depending on various similar considerations. Other than as to matters that Mr. King, as Chairman of the Board of Sunrise, may consider and discuss with other Sunrise officers and board members from time to time, Mr. King does not have any present plans or proposals which relate to or would result in any of the events listed in Item 4(a) through (j) of
Schedule 13D.


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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The 3,657,550 shares of Common Stock constitute 45.4% of Sunrise's outstanding Common Stock based on Sunrise's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997. Pursuant to the Voting Trust Agreement, Mr. King has sole voting power with respect to an aggregate of 3,386,797 shares of Common Stock, the voting trust certificates of which are currently held by Mr. King, King Management, the WBK Trust and the RSK Trust. Also included within the 3,657,550 shares of Common Stock of which Mr. King has sole voting power is an option to purchase 270,753 shares of Common Stock that was granted to Mr. King by Sunrise on June 18, 1997 and is fully exercisable. Mr. King has sole dispositive power with respect to 1,108,729 shares of Common Stock. The 1,108,729 shares of Common Stock include: (a) 517,158 shares of Common Stock held by Mr. King individually; (b) an option to purchase 270,753 shares of Common Stock that was granted to Mr. King by Sunrise on June 18, 1997 that is fully exercisable; and (c) an aggregate of 320,818 shares of Common Stock held by The King Management Corporation, of which Mr. King is Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder. The shares reported by this statement do not include an option to purchase 270,753 shares of Common Stock that was granted by Sunrise to Mr. King on June 18, 1997 and is exercisable beginning on June 18, 2001.

     Mr. King (either individually or through King Management) has not effected any transactions in the Common Stock of Sunrise during the past 60 days, except for: (i) the deposit by Mr. King of 246,823 shares of Common Stock and the deposit by King Management of 282,000 shares of Common Stock into the voting trust; (ii) the transfer of voting trust certificates representing an aggregate of 38,818 shares of Common Stock from Mr. King, the WBK Trust, the RSK Trust and the 1996 Grantor Trust to King Management; and (iii) the distribution of voting trust certificates representing 273,119 shares of Common Stock from the 1996 Grantor Trust to Mr. King.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Effective as of May 27, 1998, Mr. King, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Trust (collectively, the "Shareholders") entered into the Voting Trust Agreement with respect to an aggregate of 3,386,797 shares of Common Stock of Sunrise. See Item 3 above. Under the Voting Trust Agreement, Mr. King is the Sole Voting Trustee and King Management is the Substitute Voting Trustee (the Sole Voting Trustee and the Substitute Voting Trustee are referred to as the "Voting Trustee"). The record ownership of the 3,386,797 shares of Common Stock deposited by the Shareholders with the Voting Trustee was transferred into the name of the Voting Trustee on the books of Sunrise. In exchange for such shares of Common Stock, the Voting Trustee issued to the Shareholders a voting trust certificate representing the number of shares of Common Stock deposited with the Voting Trustee. In the event of a stock split, stock dividend or distribution of shares of Common Stock of Sunrise, the Voting Trustee will issue additional voting trust certificates to the then registered holders of the outstanding voting trust certificates to reflect appropriately the interests of the Shareholders in the shares of Common Stock held by the Voting Trustee. Subject to any transfer restrictions set


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forth in the Articles of Incorporation and Bylaws of Sunrise and imposed by applicable securities laws, the Shareholders may sell or transfer the voting trust certificates as they determine to be proper. Every transferee of a voting trust certificate will, by the acceptance of such certificate, become a party to the Voting Trust Agreement.

     The Voting Trustee is entitled to exercise all shareholders' rights of every kind with respect to voting, including the right to vote and the right to take part in, or consent to, any corporate or shareholders' action including a merger, exchange or consolidation involving Sunrise or the sale, lease, transfer or other disposition of all or substantially all of Sunrise's assets, except as such right is specifically limited in the Voting Trust Agreement. The Voting Trustee will vote on all matters which come before any shareholders' meeting of Sunrise and must exercise his best judgment from time to time to select suitable directors to the end that the affairs of Sunrise are properly managed. The holder of each voting trust certificate is entitled to receive, from time to time, dividends or distributions payable in cash or property (other than shares of any class of Sunrise). The majority of the interest of the holders of the voting trust certificates may approve amendments to the Voting Trust Agreement. The Voting Trust Agreement will terminate automatically on December 31, 2007, unless terminated earlier in the event that: (i) the Voting Trustee elects at any time to terminate the Agreement, (ii) the Sole Voting Trustee resigns, dies or is determined to be incompetent or incapacitated by the Substitute Voting Trustee, after consultation with a licensed physician who has examined the Sole Voting Trustee, and the Substitute Voting Trustee has been dissolved or liquidated, (iii) Sunrise is dissolved or liquidated, or (iv) no Voting Trustee is acting under the Agreement. The foregoing summary of certain provisions of the Voting Trust Agreement is qualified by the copy of the Voting Trust Agreement filed as Exhibit 1 hereto and which is incorporated herein in its entirety by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


          Exhibit 1 Voting Trust Agreement dated as of May 27, 1998 among Peter J. King, The King Management Corporation, the William B. King Stock Trust, the Russell S. King Stock Trust and the Peter J. King 1996 Grantor Retained Annuity Trust.


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                                     SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      /s/ Peter J. King
                                   --------------------------------------------
June 16, 1998                      Peter J. King


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                                   EXHIBIT INDEX

 Exhibit                      Description                    Method of Filing
 ------                       -----------                    ----------------
   No.
   --
      1       Voting Trust Agreement dated as of May 27,     Filed herewith
              1 9 98  among  Peter  J.  King,  The  King     electronically
              Management  Corporation,  the  William  B.
              King  Stock  Trust,  the  Russell  S. King
              Stock  Trust  and  the  Peter J. King 1996
              Grantor Retained Annuity Trust.  . . . . .


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